EXHIBIT 1

FOR IMMEDIATE RELEASE	13 December 2011

WPP PLC (“WPP”)

WPP agrees to acquire majority stake in Mind Resource, an independent healthcare PR agency in Hong Kong

WPP announces that it has agreed to acquire, for Ogilvy Public Relations Worldwide, a majority stake in Mind Resource Healthcare Consulting Limited (“Mind Resource”), an independent healthcare communications agency in Hong Kong, subject to relevant approvals being obtained.

Founded in 2007, Mind Resource offers event planning, production services and public relations consultancy to clients in the pharmaceutical sector. The agency employs 18 people and clients include Roche, Boehringer Ingelheim, Pfizer, Novartis and Bayer.

Mind Resource’s revenues for the year ended 31 December 2010 were approximately HKD 16.3 million, with gross assets at the same date of approximately HKD 10.2 million.

This investment continues WPP’s strategy of developing its services in fast-growing and important markets and sectors. Worldwide revenue for the professional healthcare sector alone is over $500 million for the Group (including associates), with WPP companies (including associates) employing some 2,500 people in this field. Greater China is currently WPP’s fourth largest market with revenues of well over $1 billion with WPP companies employing 13,000 people (including associates) in the region.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204